March 16, 2011
Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Columbia Funds Series Trust II
     (prior to March 7, 2011 was known as RiverSource Series Trust)
     Columbia Absolute Return Emerging Markets Macro Fund
     Columbia Absolute Return Enhanced Multi-Strategy Fund
     Columbia Absolute Return Multi-Strategy Fund
Post-Effective Amendment No. 17
File No. 333-131683/811-21852
Dear Ms. O’Neal-Johnson:
This letter responds to comments received by telephone on February 28, 2011 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:
All Funds

Comment 1.	Please make sure a Tandy Representation is included in your Response Letter.

Response:	A Tandy Representation can be found at the end of this Response Letter.

Prospectuses
All Funds

Comment 2.	Please confirm that, if a contractual waiver is disclosed in the fees and expense table, the duration of the contractual fee waiver will be for at least one year from the date of the effective Registration Statement.

Response:	Confirmed. A contractual waiver, if disclosed in the fees and expenses table, will be for at least one year from the date of effectiveness of the Registration Statement.

Comment 3.	If the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently being triggered, then please remove the footnote disclosing the contractual fee waiver arrangement.

Response:	The disclosure relating to expense caps will be removed if the cap is not triggered when the Fund’s Registration Statement becomes effective.

Comment 4.	Please confirm the Example assumes giving effect to the contractual fee waiver arrangement in only the first year or, if greater than one year, then the length of such arrangement.

Response:	Confirmed.

Comment 5.	Please make sure the disclosure about derivatives use is included as part of a Fund’s principal investment strategies or principal risks only if the Fund currently invests, or anticipates investing, a material amount in a derivative instrument. If a Fund invests in derivatives to a material extent, clearly state the types of derivatives and specific risks of investing in those types of derivatives.

Response:	The disclosure will be revised as requested.

Comment 6.	In the Principal Investment Strategies of the Fund section, please state the Fund’s targeted maturity and provide a definition of “maturity.”

Response:	The following disclosure will be added to the Principal Investment Strategies of the Fund section:

The Fund may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity. A bond is issued with a specific maturity date, which is the date when the issuer must pay back the bond’s principal (face value). Bond maturities range from less than 1 year to more than 30 years. Typically, the longer a bond’s maturity, the more price risk the Fund, and a bond fund investor, faces as interest rates rise, but the Fund could receive a higher yield in return for that longer maturity and higher interest rate risk.

Comment 7.	In the Principal Risks of Investing in the Fund section, please consider revising the description of Derivatives Risk—Forward Foreign Currency Contracts and Currency Futures consistent with Comment 5. In addition, to the extent practical, consider decreasing the amount of disclosure contained herein.

Response:	The disclosure will be revised as requested.

Comment 8.	In the Principal Risks of Investing in the Fund section, please revise High Yield Securities Risk disclosure to better reflect the speculative characteristics of junk bonds.

Response:	The disclosure will be revised accordingly

Comment 9.	In the Principal Risks of Investing in the Fund section, please consider revising the description of Sovereign Debt Risk to be more concise.

Response:	The disclosure will be revised as requested.

Comment 10.	Please consider revising the description of the Principal Investment Strategies of the Fund section that appears in the Summary of the Fund to be more concise.

Response:	The section will be revised accordingly.

Comment 11.	Please specify in which shareholder report a discussion regarding the basis for the Board approving the Investment Management Services Agreement will be presented.

Response:	The Fund’s prospectus will state the report (annual or semi-annual) and the month-end of such report in which a discussion regarding the basis for the Board approving the Investment Management Services Agreement will be presented.

Comment 12.	Please state whether a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website.

Response:	Currently, a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is not available on the website, but, as permitted by Item 9 of Form N-1A, the Fund’s prospectus provides that the Statement of Additional Information (SAI) contains a description of the Fund’s policies and procedures with the respect to the disclosure of portfolio holdings.

Prospectus for
Columbia Absolute Return Emerging
Markets Macro Fund

Comment 13.	The first sentence “This table describes the fees and expenses that you may pay if you buy and hold Class A shares of the Fund.” in the section Fees and Expenses that appears in the Summary of the Fund should be revised to delete reference to Class A as the table applies to all classes offered in the particular prospectus.

Response:	The disclosure will be revised accordingly.

Comment 14.	The statement related to the Fund’s 80% policy in the Principal Investment Strategies of the Fund section should be revised to include the following language “including the amount of any borrowings for investment purposes.”

Response:	The disclosure will be revised accordingly.

Comment 15	Please explain why you believe it is appropriate to count the gross notional value of the Fund’s derivative transactions towards its 80% policy of “investing in long and short positions in sovereign debt obligations, currencies and/or interest rates of emerging market countries.”

Response:	The Fund’s counting of derivatives towards satisfaction of the 80% test is consistent with the Commission’s statement that, “[i]n appropriate circumstances...an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001) (the “Adopting Release”).) Further, consistent with this statement, the “economic characteristics” of these derivative positions are most appropriately represented by their gross notional exposure to emerging markets. The notional exposures represent the aggregate levels to which the Fund’s assets are exposed and will be the primary determinative factors in the Fund’s overall performance. This is because the assets generally used to collateralize these exposures are cash and U.S. government securities. Thus, absent the use of notional exposures, these “non-investment” or cash assets (which are merely used for collateralization), would have the unintended effect of significantly underweighting (or diluting) the Fund’s actual investment exposure to emerging markets. In fact, when removing cash and U.S. government securities from the Fund’s net asset calculation, substantially all of the Fund’s net assets are expected to be invested in emerging markets. Accordingly, consistent with the Adopting Release, to best represent the actual “economic characteristics” of emerging market securities, the notional exposure is utilized to measure adherence to the 80% investment policy.

Comment 16.	In the Summary of the Fund section, in the Principal Investment Strategies of the Fund section, please remove the paragraph describing the Fund’s subadviser.

Response:	The paragraph referenced above will be deleted from the Summary of the Fund section.

Comment 17.	To the extent Risk of Investing in Money Market Funds is stated in the Principal Risks of Investing in the Fund section, investments in money market funds should be added to the Principal Investment Strategies section. Additionally, the “Acquired Funds” line in the Annual Fund Operating Expenses Table should be included if such expenses are projected to be greater than 0.01%.

Response:	The principal investment strategies already include investments in money market funds. The disclosure in the Annual Fund Operating Expenses Table will be revised accordingly if fees and expenses of acquired funds is estimated to be greater than 0.01%

Prospectus for
Columbia Absolute Return Multi-Strategy Fund

Comment 18.	If the Fund intends to principally invest in medium- and small-capitalization companies, please add risk of investing in small and mid-sized companies to the Principal Risks of Investing in the Fund section.

Response:	Risk of investing in small and mid-sized companies will be added to the Principal Risks of Investing in the Fund section.

Comment 19.	In the Principal Risks of Investing in the Fund section, please consider revising the description of Commodity-Related Investment Risk to be more concise.

Response:	The disclosure will be revised as requested.

Comment 20.	To the extent that a principal risk of the Fund, as stated in the Principal Risks of Investing in the Fund section, is Risk of Foreign/Emerging Markets Investing, investments in foreign/emerging market securities should be added to the Principal Investment Strategies section.

Response:	The disclosure will be revised as requested.

Comment 21.	In the Principal Risks of Investing in the Fund section, please consider revising the description of Short Selling Risk to be more concise.

Response:	The disclosure will be revised as requested.

Prospectus for
Columbia Absolute Return Enhanced Multi-Strategy Fund

Comment 22.	The Principal Investment Strategy of the Fund section seems to be very similar to that in the prospectus for Columbia Absolute Return Multi-Strategy Fund. Please explain the difference between Funds’ investment strategies.

Response:	Columbia Absolute Return Multi-Strategy Fund seeks long-term returns similar to historical averages on investment-grade bonds with lower volatility, while the Columbia Absolute Return Enhanced Multi-Strategy Fund seeks long-term returns similar to historical averages on equities with lower volatility.

Comment 23.	If the Fund engages in short selling activities, please confirm the appropriate line will be added to the Annual Fund Operating Expenses Table: “dividend and interest expenses on securities sold short.”

Response:	The appropriate disclosure will be added to the Annual Fund Operating Expenses Table.

Statement of Additional Information

Comment 24.	Please add ticker symbols on the cover page of the Statement of Additional Information (SAI).

Response:	Ticker symbols will be added to the cover page of the SAI.

Comment 25.	One of the fundamental policies for Columbia Absolute Emerging Markets Macro Fund states the following: “With respect to each of AR Multi-Strategy Fund and AR Enhanced Multi-Strategy Fund, the Fund will not concentrate in any one industry. According to the present interpretation by the Securities and Exchange Commission (SEC), this means that up to 25% of the Fund’s total assets, based on current market value at time of purchase, can be invested in any one industry. With respect to AR Emerging Markets Macro Fund, the Fund will not invest 25% or more of its total assets in securities of corporate issuers engaged in any one industry. However, consistent with the AR Emerging Markets Macro Fund’s investment objective and strategies, the Fund may invest 25% or more of its total assets in securities issued by one or more sovereign and quasi-sovereign (e.g., government agencies or instrumentalities) foreign governmental and corporate issuers or obligors, including in emerging market countries.” Please revise the strategy since foreign government securities cannot be excluded from this concentration policy.

Response:	The above disclosure will be revised as indicated:

However, consistent with the AR Emerging Markets Macro Fund’s investment objective and strategies, the Fund may invest 25% or more of its total assets in securities issued by ~~one or more~~ sovereign and quasi-sovereign (e.g., government agencies or instrumentalities) foreign governmental ~~and corporate~~ issuers or obligors, including in emerging market countries, but it will not invest 25% or more of its total assets in any single foreign governmental issuer.”

Comment 26.	In the section Board Members and Officers, please describe the leadership structure of the Funds’ board, and add disclosure about the trustees’ qualifications, background and areas of expertise.

Response:	We believe the existing disclosure and professional background chart found on page 67 adequately addresses the leadership structure and qualifications of the trustees. Such disclosure is repeated below for your convenience.

The Board believes that the funds are well-served by a Board, the membership of which consists of persons that represent a broad mix of professional and personal backgrounds. In considering nominations, the Committee takes the following matrix into account in assessing how a candidate’s professional background would fit into the mix of experiences represented by the then-current Board.

PROFESSIONAL BACKGROUND — 2010
		For	Non-					Audit
		Profit;	Profit;					Committee;
		CIO/CFO;	Government;		Legal;			Financial
Name	Geographic	CEO/COO	CEO	Investment	Regulatory	Political	Academic	Expert
Blatz	MN		X		X	X
Carlton	NY			X	X			X
Flynn	MA						X
Jones	MD				X			X
Lewis	MN		X				X
Maher	CT	X		X				X
Paglia	NY	X		X				X
Richie	MI	X			X
Taunton-Rigby	MA	X		X				X

With respect to the directorship of Mr. Truscott, who is not an Independent Director, the committee and the Board have concluded that having a senior member of the investment manager serve on the Board can facilitate the Independent Directors’ increased access to information regarding the funds’ investment manager, which is the funds’ most significant service provider.
In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.